Filed by one, pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange act of 1934
Subject Company: MarkForged, Inc.
Registration No.: 333-254973

Wurth Additive Group Expands Distribution of Markforged’s Digital Forge Globally

July 8, 2021, Watertown, Mass. - Markforged, the creator of the Digital Forge, the integrated metal and carbon fiber industrial 3D printing platform, today announced that it has signed a global agreement with Würth Additive Group, a Würth Industry North American company. The expanded agreement will incorporate the Digital Forge into Würth Additive Group’s additive manufacturing solutions on a global scale.

This agreement brings the Digital Forge’s combined precise and reliable 3D printing hardware and cloud-based learning software, along with its wide portfolio of 3D printing materials such as metals, composites and continuous fiber, to Würth Additive Group. These solutions are utilized by blue chip companies around the world in industries like aerospace, industrial automation, space exploration, military & defense, automotive and healthcare to deliver mission critical end-use parts on-demand and at the point-of-need.

“We are excited to expand our partnership with Markforged globally. As the global market leader in the sale of assembly and fastening materials, active in over 80 countries, we joined forces with Markforged to reinvent manufacturing with the Digital Forge and look forward to bringing this technology to customers looking to enable, implement and support digital supply chain solutions around the world,” said Dan Hill, Chief Executive Officer, Würth Industry North America. “Our strategic supplier portfolio is a key part of our additive solutions strategy, and Markforged has added proven value in North America and we are excited to take that globally.”

This arrangement expands on a previous agreement between Würth Industry North America and Markforged, which was signed in March 2020. The geographical reach of the expanded agreement grows outside of North America and is expected to accelerate Wurth penetration into its install base with the Digital Forge. Ongoing collaboration between Würth Additive Group and Markforged has created innovative solutions in digital industrial solutions, including digital Kanban solutions. Virtual managed inventory is now possible thanks to Markforged’s cloud native platform which enables automatic connection to Würth Additive Group’s inventory systems to produce inventory right on the factory floor by simply scanning a barcode which triggers the Digital Forge to start printing. To further ensure high-quality parts, Markforged’s Blacksmith, an Artificial-Intelligence software, automates inspection capabilities by building in a closed-loop quality control to validate and verify parts.

“We are excited to see Würth Additive Group’s deep experience and extensive global coverage and the Digital Forge’s capabilities come together to overcome global supply chain limitations with customers on a global scale,” said Shai Terem, President and Chief Executive Officer at Markforged. “Our technology enables some of the world’s biggest manufacturers to create digital supply chains that transcend the limitations of conventional manufacturing by fabricating robust production parts right on their own factory floors. Together with Würth we are aiming to reinvent manufacturing on a global scale.”

For more information about Markforged, please visit www.markforged.com.

About Markforged

Markforged transforms manufacturing with 3D metal and continuous carbon fiber printers capable of producing parts tough enough for the factory floor. The Markforged Digital Forge brings the power and speed of agile software development to industrial manufacturing, combining hardware, software, and materials to eliminate the barriers between design and functional parts. Engineers, designers, and manufacturing professionals all over the world rely on Markforged metal and composite printers for tooling, fixtures, functional prototyping, and high-value end-use production. Founded in 2013 and based in Watertown, Mass., Markforged has more than 250 employees globally. Markforged has been recognized by Forbes in the Next Billion-Dollar Startups list, and was listed as the #2 fastest-growing hardware company in the US in the 2019 Deloitte Fast 500. In February 2021, Markforged announced it entered into a definitive agreement to merge with one (NYSE: AONE), a special purpose acquisition company founded and led by technology industry veteran Kevin Hartz. The transaction is expected to close in the summer of 2021, subject to regulatory and stockholder approvals, and other customary closing conditions. The combined company will retain the Markforged name and be listed on the NYSE under the ticker symbol “MKFG”.

About one

one is a special purpose acquisition company sponsored by A* formed for the purpose of effecting a business combination with one or more businesses in the innovation economy. one completed its initial public offering in August 2020 raising $215 million in cash proceeds. A* was founded and is led by technology industry veteran Kevin Hartz.

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the Securities Exchange Commission (the “SEC”). Information about the directors and executive officers of one and Markforged are set forth in one’s Proxy Statement and Prospectus filed purusant to Rule 424B(3) with the SEC on June 24, 2021 (the “Registration Statement”), and other filings with the SEC that are available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction are set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although Markforged believes that it has a reasonable basis for each forward-looking statement contained in this press release, Markforged cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the functionality and applications of Markforged’s products, the expected growth of the additive manufacturing industry, the expected growth of Markforged’s revenue and customer base in North America and globally, the expected benefits to Markforged’s sales and business from its partnership with Würth, the impact of Markforged’s products on its financial conditions and results of operation, and the integration of Markforged’s products into the additive manufacturing market. Markforged cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, general economic, political and business conditions; the ability of partners, such as Würth, to increase sales of Markforged’s products; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the effect of COVID-19 on Markforged’s business and financial results; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of one for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by one’s shareholders; the inability to obtain or maintain the listing of the combined company's securities following the business combination; costs related to the business combination; and those factors discussed under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” in one’s Annual Report on Form 10-K and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that Markforged will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent Markforged’s views as of the date of this press release. Markforged anticipates that subsequent events and developments will cause its views to change. However, while Markforged may elect to update these forward-looking statements at some point in the future, Markforged has no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Markforged’s views as of any date subsequent to the date of this press release.

Contacts

Investors
investors@markforged.com

Media
Paulina Bucko
Head of Communications
paulina.bucko@markforged.com